UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.)*

Under the Securities Exchange Act of 1934

ORRSTOWN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, no par value

(Titles of Class of Securities)

687380105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687380105	13G	Page 2 of 11

1	NAME OF REPORTING PERSON Fourthstone LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,811,825
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,811,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.35(1)
12	TYPE OF REPORTING PERSON IA

(1)	Based on 19,370,897 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 5, 2024, based on the Issuer’s Form 10-Q filed with the SEC on August 8, 2024. Fourthstone LLC acquired the Issuer’s shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of changing or influencing the control of the Issuer.

CUSIP No. 687380105	13G	Page 3 of 11

1	NAME OF REPORTING PERSON Fourthstone Master Opportunity Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,339,038
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,339,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.91% (2)
12	TYPE OF REPORTING PERSON OO

(2) Based on 19,370,897 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 5, 2024, based on the Issuer’s Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 687380105	13G	Page 4 of 11

1	NAME OF REPORTING PERSON Fourthstone GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 472,787
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 472,787
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.44% (3)
12	TYPE OF REPORTING PERSON OO

(3)	Based on 19,370,897 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 5, 2024, based on the Issuer’s Form 10-Q filed with the SEC on August 8, 2024. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP.

CUSIP No. 687380105	13G	Page 5 of 11

1	NAME OF REPORTING PERSON Fourthstone QP Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 416,313
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 416,313
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,313
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.15% (4)
12	TYPE OF REPORTING PERSON PN

(4)	Based on 19,370,897 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 5, 2024, based on the Issuer’s Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 687380105	13	Page 6 of 11

1	NAME OF REPORTING PERSON Fourthstone Small-Cap Financials Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 56,474
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 56,474
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,474
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.29% (5)
12	TYPE OF REPORTING PERSON PN

(5)	Based on 19,370,897 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 5, 2024, based on the Issuer’s Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 687380105	13G	Page 7 of 11

1	NAME OF REPORTING PERSON L. Phillip Stone, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,811,825
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,811,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.35% (6)
12	TYPE OF REPORTING PERSON IN

(6)	Based on 19,370,897 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 5, 2024, based on the Issuer’s Form 10-Q filed with the SEC on August 8, 2024. L. Phillip Stone, IV, is the Managing Member of Fourthstone LLC and Fourthstone GP and may be deemed to beneficially own securities owned by Fourthstone.

CUSIP No. 687380105	13G	Page 8 of 11

Item 1(a).	Name of Issuer:

ORRSTOWN FINANCIAL SERVICES INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4750 Lindle Road

Harrisburg, PA

17111

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Fourthstone LLC, a Delaware Limited Liability Company and Investment Adviser (“Fourthstone”). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands (“Fourthstone Master Opportunity Fund”), a Delaware Limited Partnership (“Fourthstone QP Opportunity”), a Delaware Limited Partnership (“Fourthstone Small-Cap Financials”), a Delaware Limited Liability Company (“Fourthstone GP,” General Partner of Fourthstone QP Opportunity and Fourthstone Small-Cap Financials), and L. Phillip Stone, IV, a citizen of the United States of America, who is the Managing Member of Fourthstone and Fourthstone GP (each, a “Reporting Person” and, together, the “Reporting Persons”).

Fourthstone directly holds 1,811,825 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, no par value per share (“Common Stock”)

CUSIP No. 687380105	13G	Page 9 of 11

Item 2(e).	CUSIP Number:

687380105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

CUSIP No. 687380105	13G	Page 10 of 11

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

CUSIP No. 687380105	13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Fourthstone LLC

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	Chief Executive Officer

Fourthstone Master Opportunity Fund Ltd

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	Chief Executive Officer

Fourthstone QP Opportunity Fund LP

Fourthstone Small-Cap Financials Fund LP

By:	Fourthstone GP LLC, the General Partner

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	Chief Executive Officer